UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB  [_] Form 11-K    [_] Form 20-F
              [_] Form 10-Q and Form 10-QSB  [_] Form N-SAR

              For Period Ended: DECEMBER 31, 2005

              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form 11-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form N-SAR
              For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

  GeneThera, Inc.
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  Full Name of Registrant

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  Former Name if Applicable

  3930 Youngfield Street
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  Address of Principal Executive Office (Street and Number)

  Wheat Ridge, CO 80033
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  City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]  |(a)  The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     |
[x]  |(b)  The subject annual report, semi-annual report; transition report on
     |     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
     |     filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report of transition
     |     report on Form 10-Q, or portion thereof will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     |
     |(c)  The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

GeneThera, Inc. ("the Company") received notification in March 2006 that their current independent auditors were resigning. The Company has engaged Jaspers & Hall to audit its financial statements for the year ended December 31, 2005.

The Company believes that having to change auditors at such a late date has caused a delay in compiling the information necessary to accommodate a new auditor and to file on schedule and could not have been eliminated without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Steven M. Grubner          (847)             382-9564
      -------------------------  ----------    -------------------
               (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 GeneThera, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 2006                     By  /s/ Steven M. Grubner
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                                            CFO